Prospectus Supplement	Filed pursuant to Rule 424(b)(5)
(to Prospectus dated April 16, 2018)	Registration No. 333-223562

$25,000,000

Common Stock

This prospectus supplement updates, amends and supplements the information previously included in our prospectus, dated April 16, 2018, which we refer to as the original prospectus. We have entered into an At Market Issuance Sales Agreement, dated March 9, 2018, with B. Riley FBR, Inc., or B. Riley FBR, as sales agent. The sales agreement relates to the sale of shares of our common stock offered by the original prospectus and this prospectus supplement. In accordance with the terms of the sales agreement, under the original prospectus and this prospectus supplement, we may now offer and sell shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $25,000,000 from time to time through B. Riley FBR, acting as agent. Prior to the date of this prospectus supplement, we had sold an aggregate of approximately $14.7 million of our common stock pursuant to the sales agreement.

Our common stock is traded on the NYSE American under the symbol “CRMD.” The last reported sale price of our common stock on November 14, 2018 was $1.13 per share.

Sales of our common stock, if any, under this prospectus will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. B. Riley FBR is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

B. Riley FBR will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, B. Riley FBR will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of B. Riley FBR will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to B. Riley FBR with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page 6 of the original prospectus, the section captioned “Item 1A—Risk Factors” in our most recently filed annual report on Form 10-K, which is incorporated by reference into this prospectus supplement and the original prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the original prospectus.

 This prospectus supplement should be read in conjunction with the original prospectus, and is qualified by reference to the original prospectus, except to the extent that the information presented herein supersedes the information contained in the original prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the original prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley FBR

The date of this prospectus supplement is November 15, 2018.